1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 9.4% Quarter-over-Quarter Growth in Revenues Resulting in Earnings per Share of NT$ 0.48 or Earnings per ADS of US$ 0.08 for Second Quarter 2012

Taichung, Taiwan, July 27, 2012 - Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2012 were NT$ 16,545 million, which represented a 9.4% growth in revenues compared to the first quarter of 2012 and a 12.3% growth in revenues compared to the second quarter of 2011. SPIL reported a net income of NT$ 1,470 million for the second quarter of 2012, compared with a net income of NT$ 891 million and a net income of NT$ 1,125 million for the first quarter of 2012 and the second quarter of 2011, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.48, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the second quarter of 2012, net revenues from IC packaging were NT$ 14,905 million and represented 90% of total net revenues. Net revenues from testing operations were NT$ 1,640 million and represented 10% of total net revenues.

•	Cost of goods sold was NT$ 13,356 million, representing an increase of 3.6% compared to the first quarter of 2012 and an increase of 7.4% compared to the second quarter of 2011.

•

Raw materials costs were NT$ 6,866 million for the second quarter of 2012 and represented 41.5% of total net revenues, whereas raw materials costs were NT$ 6,823 million and represented 45.1% of total net revenues for the first quarter of 2012.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 118 million.

2012/7/27	1

•

Gross profit was NT$ 3,189 million for the second quarter of 2012, representing a gross margin of 19.3%, which increased from a gross margin of 14.7% for the first quarter of 2012 and was up from 15.6% for the second quarter of 2011.

•

Total operating expenses for the second quarter of 2012 were NT$ 1,295 million, which included selling expenses of NT$ 206 million, administrative expenses of NT$ 472 million and R&D expenses of NT$ 617 million. Total operating expenses represented 7.8% of total net revenues for the second quarter of 2012.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 52 million.

•

Operating income was NT$ 1,894 million for the second quarter of 2012, representing an operating margin of 11.5%, which increased from 6.9% for the first quarter of 2012 and increased from 8.3% for the second quarter of 2011.

•	Non-operating items:

•	Our non-operating expense was NT$ 246 million, including an impairment loss of NT$ 94 million from Vertical Circuits, Inc.

•

Net income before tax was NT$ 1,786 million for the second quarter of 2012, which increased from a net income before tax of NT$ 1,082 million for the first quarter of 2012 and increased from a net income before tax of NT$ 1,268 million for the second quarter of 2011.

•

Income tax expense was NT$ 316 million for the second quarter of 2012, compared with income tax expense of NT$ 191 million for the first quarter of 2012 and income tax expense of NT$ 143 million for the second quarter of 2011.

•

Net income was NT$ 1,470 million for the second quarter of 2012, which increased from a net income of NT$ 891 million for the first quarter of 2012 and increased from a net income of NT$ 1,125 million for the second quarter of 2011.

•	Total number of shares outstanding was 3,087 million shares as of June 30,2012. Diluted earnings per ordinary share for this quarter was NT$ 0.48, or US$ 0.08 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 18,262 million as of June 30, 2012 from NT$ 17,204 million as of Mar 31, 2012, and NT$ 14,267 million as of June 30, 2011.

•	Capital expenditures for the second quarter of 2012 totaled NT$ 2,265 million, which included NT$ 1,633 million for packaging equipment and NT$ 632 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2012 totaled NT$ 2,306 million, which included NT$ 1,782 million was from packaging operations and NT$ 524 million from testing operations.

2012/7/27	2

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,905 million for the second quarter of 2012, which represented an increase of NT$ 1,183 million or 8.6% compared to the first quarter of 2012.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 38%, 27% and 25%, respectively, of total net revenues for the second quarter of 2012.

•

Capital expenditures for IC packaging operations totaled NT$ 1,633 million for the second quarter of 2012, which included NT$ 1,485 million for packaging and building construction and NT$ 148 million for wafer bumping operations.

•	As of June 30, 2012 we had 6,970 wirebonders installed, of which 590 were added and 81 were disposed in the second quarter of 2012.

IC testing service:

•	Net revenues from testing operations were NT$ 1,640 million for the second quarter of 2012, which represented a increase of NT$ 244 million or 17.5% compared to the first quarter of 2012.

•	Capital expenditures for testing operations totaled NT$ 632 million for the second quarter of 2012.

•	As of June 30, 2012 we had 367 testers installed, of which 32 were added and 2 were disposed in the second quarter of 2012.

2012/7/27	3

Revenue Analysis

•	Breakdown by end applications:

By application	2Q12	1Q12
Communication	48%	45%
Computing	16%	15%
Consumer	26%	27%
Memory	10%	13%

•	Breakdown by packaging type:

By packaging type	2Q12	1Q12
Bumping & Flip Chip	25%	23%
Substrate Based	38%	42%
Leadframe Based	27%	26%
Testing	10%	9%

2012/7/27	4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on a consolidated basis. The investment gains or losses of our company for the three months ended June 30, 2012 reflect our gains or losses attributable to the second quarter of 2012 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended June 30, 2012, nor the consolidated financial data for our company for the six months ended June 30, 2012 is necessarily indicative of the results that may be expected for any period thereafter.

2012/7/27	5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Jun 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Jun 30, 2012			Jun 30, 2011		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	611,183	18,262,142	21	14,266,673	17	3,995,469	28
Accounts receivable	389,021	11,623,943	13	10,195,921	12	1,428,022	14
Inventories	127,389	3,806,390	4	3,874,545	5	(68,155)	-2
Other current assets	63,537	1,898,498	2	1,702,137	2	196,361	12

Total current assets	1,191,130	35,590,973	40	30,039,276	36	5,551,697	18

Long-term investments	186,512	5,572,975	6	6,812,279	8	(1,239,304)	-18
Fixed assets	2,886,010	86,233,987	97	83,468,227	100	2,765,760	3
Less accumulated depreciation	(1,368,699)	(40,896,721)	-46	(39,339,499)	-47	(1,557,222)	4

Net fixed assets	1,517,311	45,337,266	51	44,128,728	53	1,208,538	3

Other assets	73,357	2,191,898	3	2,585,006	3	(393,108)	-15

Total Assets	2,968,310	88,693,112	100	83,565,289	100	5,127,823	6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	70,000	2,091,600	2	1,436,250	2	655,350	46
Accounts payable	224,863	6,718,910	8	6,697,652	8	21,258	—
Current portion of long-term debt	52,895	1,580,503	2	—	—	1,580,503	—
Other current liability	433,578	12,955,313	14	12,542,775	15	412,538	3
Long-term loans	264,214	7,894,719	9	4,308,285	5	3,586,434	83
Other liabilities	16,655	497,665	1	349,068	—	148,597	43

Total Liabilities	1,062,206	31,738,710	36	25,334,030	30	6,404,680	25

Stockholders’ Equity
Capital stock	1,042,959	31,163,611	35	31,163,611	37	—	—
Capital reserve	550,654	16,453,527	18	16,453,527	19	—	—
Legal reserve	255,884	7,645,816	9	7,162,092	9	483,724	7
Retained earnings	79,551	2,376,996	3	2,228,415	3	148,581	7
Unrealized gain or loss on financial instruments	12,606	376,669	—	1,552,652	2	(1,175,983)	-76
Cumulated translation adjustment	9,347	279,275	—	(60,470)	—	339,745	-562
Net loss not recognized as pension cost	(12,627)	(377,304)	—	(268,568)	—	(108,736)	40
Treasury stocks	(32,269)	(964,188)	-1	—	—	(964,188)	—

Total Equity	1,906,104	56,954,402	64	58,231,259	70	(1,276,857)	-2

Total Liabilities & Shareholders’ Equity	2,968,310	88,693,112	100	83,565,289	100	5,127,823	6

Forex ( NT$ per US$ )		29.88		28.73

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Jun 30							Sequential Comparison
	2Q 2012				2Q 2011		YOY	2Q 2012	1Q 2012		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	558,592		16,545,486	100.0		14,735,496	12.3	16,545,486		15,117,682	9.4
Cost of Goods Sold	(450,918)		(13,356,181)	-80.7		(12,433,589)	7.4	(13,356,181)		(12,891,130)	3.6

Gross Profit	107,674		3,189,305	19.3		2,301,907	38.6	3,189,305		2,226,552	43.2

Operating Expenses
Selling Expenses	(6,966)		(206,334)	-1.2		(164,488)	25.4	(206,334)		(172,425)	19.7
Administrative Expenses	(15,927)		(471,752)	-2.9		(416,630)	13.2	(471,752)		(458,920)	2.8
Research and Development Expenses	(20,841)		(617,302)	-3.7		(493,211)	25.2	(617,302)		(555,959)	11.0

	(43,734)		(1,295,388)	-7.8		(1,074,329)	20.6	(1,295,388)		(1,187,304)	9.1

Operating Income	63,940		1,893,917	11.5		1,227,578	54.3	1,893,917		1,039,248	82.2

Non-operating Income	4,671		138,363	0.8		80,242	72.4	138,363		139,192	-0.6
Non-operating Expenses	(8,320)		(246,438)	-1.5		(40,411)	509.8	(246,438)		(96,921)	154.3

Income from Continuing Operations before Income Tax	60,292		1,785,842	10.8		1,267,409	40.9	1,785,842		1,081,519	65.1
Income Tax Credit (Expenses)	(10,674)		(316,169)	-1.9		(142,828)	121.4	(316,169)		(190,267)	66.2

Net Income	49,618		1,469,673	8.9		1,124,581	30.7	1,469,673		891,252	64.9

Earnings Per Ordinary Share- Diluted		NT$	0.48		NT$	0.36			NT$	0.29

Earnings Per ADS- Diluted		US$	0.08		US$	0.06			US$	0.05

Weighted Average Outstanding Shares - Diluted (‘k)			3,086,993			3,122,858				3,095,097

Forex ( NT$ per US$ )			29.62			28.83				29.70

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2012 and 2011
	2012				2011		YOY Change %
	USD	NTD		%	NTD
Net Sales	1,067,605		31,663,168	100.0		29,202,615	8.4
Cost of Goods Sold	(884,963)		(26,247,311)	-82.9		(24,705,791)	6.2

Gross Profit	182,642		5,415,857	17.1		4,496,824	20.4

Operating Expenses
Selling expenses	(12,772)		(378,759)	-1.2		(325,525)	16.4
Administrative expenses	(31,379)		(930,672)	-2.9		(815,582)	14.1
Research and development expenses	(39,560)		(1,173,261)	-3.7		(948,922)	23.6

	(83,710)		(2,482,692)	-7.8		(2,090,029)	18.8

Operating Income	98,932		2,933,165	9.3		2,406,795	21.9

Non-operating Income	9,358		277,555	0.9		186,564	48.8
Non-operating Expenses	(11,583)		(343,359)	-1.1		(108,734)	215.8

Income Before Income Tax	99,894		2,867,361	9.1		2,484,625	15.4
Income Tax Credit (Expenses)	(17,080)		(506,436)	-1.6		(289,976)	74.6

Net Income	82,813		2,360,925	7.5		2,194,649	7.6

Earnings Per Ordinary Share - Diluted		NT$	0.76		NT$	0.70

Earnings Per ADS - Diluted		US$	0.13		US$	0.12

Weighted Average Outstanding Shares - Diluted (‘k)			3,086,993			3,122,858

Forex ( NT$ per US$)			29.66			29.07

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on Jun 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2012		6 months, 2011
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	79,014	2,360,925	2,194,649
Depreciation	155,781	4,654,723	4,444,029
Amortization	9,628	287,684	279,812
Impairment loss	3,160	94,409	—
Change in working capital & others	(36,103)	(1,078,771)	(1,751,435)

Net cash flows provided from operating activities	211,478	6,318,970	5,167,055

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(142,491)	(4,257,642)	(5,792,720)
Increase of financial asset carried at cost	—	—	(490,000)
Proceeds from disposal of equipments	1,444	43,135	511,065
Payment for deferred charges/other changes	(8,956)	(267,593)	(816,294)

Net cash used in investing activities	(150,003)	(4,482,100)	(6,587,949)

Cash Flows from Financing Activities:
Increase of short-term loan	19,745	589,975	—
Proceeds from the exercise of employee stock option /other charges	(2,963)	(88,524)	164,886

Net cash provided from financing activities	16,782	501,451	164,886

Foreign currency exchange effect	(595)	(17,779)	3,673

Net increase (decrease) in cash and cash equivalents	77,662	2,320,542	(1,252,335)

Cash and cash equivalents at beginning of period	533,521	15,941,600	15,519,008

Cash and cash equivalents at end of period	611,183	18,262,142	14,266,673

Forex ( NT$ per US$ )		29.88	28.73

(1):	All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 27, 2012	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer